

Mail Stop 3720

June 2, 2008

Mack Steele
President and Chief Executive Officer
Steele Recording Corporation
3504 South 5175 West
Cedar City, UT 84720

>   **Re: Steele Recording Corporation**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
>   **Filed March 27, 2008**
>
>   **Form 10-Q for the Quarterly Period Ended March 31, 2008**
>   **File No. 333-143970**

Dear Mr. Steele:

        We have reviewed your supplemental response letter dated May 27, 2008 as well as your filing and have the following comments. As noted in our comment letter dated April 14, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Item 8a. Controls and Procedures

We note you response to prior comment 1 and have the following comments.

1. We note your disclosure that "the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions, regardless of how remote." Revise to include a statement, if true, that your disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching your desired control objectives. See Section II.F.4. of SEC Release No. 33-8238 (June 5, 2003) available on our website at http://www.sec.gov/rules/final/33-8238.htm.

2. We note your disclosure that "there have been no *significant* changes in the [y]our internal controls or in other factors that could significantly affect internal controls *subsequent to the date of [y]our last evaluation*." (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of *any* change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred *during your last fiscal quarter* (or your fourth fiscal quarter in the case

of an annual report) that has *materially affected, or is reasonably likely to materially affect*, your *internal control over financial reporting*. Please revise to provide this disclosure as required by Item 308(c) of Regulation S-B. Also, confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during quarter ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the aforementioned disclosures in future Form 10-Q filings.

3. Please provide the following statement as required by Item 308T of Regulation S-B: "This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies."

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Please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director